UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 001-38209

Despegar.com, Corp.

(Translation of registrant’s name into English)

Commerce House

4th Floor

Wickhams Cay 1

Road Town, Tortola VG1110

British Virgin Islands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Special Meeting of Shareholders

This Current Report on Form 6-K (this “Form 6-K”) relates to the Special Meeting of Shareholders (the “Special Meeting”) of Despegar.com, Corp. (the “Company” or “Despegar”) that was held at 1:00 p.m. (British Virgin Islands local time) on Tuesday, March 4, 2025, at the Company’s offices located at 4th Floor, Commerce House, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands. At the Special Meeting, the Company’s shareholders were asked to consider and vote on (a) a proposal to adopt and approve (i) the Agreement and Plan of Merger, dated December 23, 2024 (such agreement, as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), by and among MIH Internet Holdings B.V., a Netherlands private limited liability company (besloten vennootschap) (“Parent”) and a wholly-owned subsidiary of Prosus N.V. (“Prosus”), MIH Investments Merger Sub Limited, a British Virgin Islands business company with limited liability (“Merger Sub”) and a wholly owned indirect subsidiary of Parent, and Despegar, providing for the acquisition of Despegar by Parent via the Merger (as defined below), (ii) the plan of merger attached as Annex B to the Proxy Statement (as defined below) and in substantially the form agreed to in the Merger Agreement (the “Plan of Merger”), and (iii) all transactions contemplated by the foregoing (including, without limitation, the finalization, execution and filing of the articles of merger and Plan of Merger with the Registry of Corporate Affairs in the British Virgin Islands) (collectively, the “Merger Proposal”), and (b) a proposal to approve the adjournment of the Special Meeting to a later date or dates, if necessary or appropriate, including to solicit additional proxies to approve the Merger Proposal if there were insufficient votes to approve the Merger Proposal at the time of the Special Meeting (the “Adjournment Proposal”). Upon the terms and subject to the conditions of the Merger Agreement, Parent will acquire Despegar via the merger of Merger Sub with and into Despegar, with the separate corporate existence of Merger Sub thereupon ceasing and Despegar continuing as the surviving company and a wholly-owned indirect subsidiary of Parent (the “Merger”).

Shareholders accounting for 61,597,319 ordinary shares of the Company, which represented 73.7% of the ordinary shares entitled to vote at the Special Meeting, were present in person or by proxy, representing a quorum. Each shareholder has one vote for each of the Company’s ordinary shares.

The Merger Agreement, the Plan of Merger and the Merger Proposal were approved by approximately 94.7% of the total votes cast at the Special Meeting. As a result, there was no need for the Adjournment Proposal to be voted on.

The Merger is currently expected to close in the second quarter of 2025, subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement. If and when the Merger is completed, the Company’s ordinary shares will be delisted from the NYSE and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Company’s ordinary shares will no longer be publicly traded. As such, Despegar will no longer file periodic reports under the Exchange Act with the SEC.

Cautionary Note Regarding Forward-Looking Statements

This report includes forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995. The Company bases these forward-looking statements on its current beliefs, expectations and projections about future events and trends affecting its business and its market. Many important factors could cause the Company’s actual results to differ substantially from those anticipated in its forward-looking statements, including those risks and uncertainties included under the captions “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in its Annual Report on Form 20-F for the year ended December 31, 2023, which was filed with the U.S. Securities and Exchange Commission. Forward-looking statements are not guarantees of future performance. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly or to revise any forward-looking statements. New risks and uncertainties emerge from time to time, and it is not possible for the Company to predict all risks and uncertainties that could have an impact on the forward-looking statements contained in this report. The words “believe,” “may,” “might,” “can,” “could,” “is designed to,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “forecast”, “plan”, “predict”, “potential”, “aspiration,” “should,” “purpose,” “belief,” and similar, or variations of, or the negative of such words and expressions are intended to identify forward-looking statements. Forward-looking statements include information concerning the Company’s possible or assumed future results of operations, business strategies, capital expenditures, financing plans, competitive position, industry environment, potential growth opportunities, the effects of future regulation and the effects of competition. The Company is subject to risks and uncertainties in relation to the proposed transaction, including: (A) that the Company and Parent may be unable to complete the proposed transaction because, among other reasons, conditions to the closing of the proposed transaction may not be satisfied or waived; (B) uncertainty as to the timing of completion of the proposed transaction; (C) the inability to complete the proposed transaction due to the failure to satisfy the conditions to completion of the proposed transaction, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the transaction; (D) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement; (E) risks related to disruption of management’s attention from the Company’s ongoing business operations due to the proposed transaction; (F) the effect of the announcement of the proposed transaction on the Company’s relationships with its customers, suppliers, operating results and business generally and (G) the outcome of any legal proceedings to the extent initiated against the Company, Parent or others following the announcement of the proposed transaction, as well as the Company’s and Parent’s management’s response to any of the aforementioned factors.

No Offer or Solicitation

This current report is neither a solicitation of a proxy, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for any proxy statement or other filings that may be made with the SEC should the proposed transaction proceed.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 4, 2025

DESPEGAR.COM, CORP.

By:	/s/ Monica Alexandra Soares da Silva
Name:	Monica Alexandra Soares da Silva
Title:	General Counsel